# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sitio Royalties Corp., CIK 0001949543
CUSIP: 82983N108
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1401 Lawrence Street, Suite 1750, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 08/19/2025
Filed by CIK 0000949509
Persons authorized to receive notices and communications: Richard Ting, 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6300

## Reporting persons
- Source Energy Permian II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sierra Energy Royalties, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Source Energy Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- OCM FIE, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oaktree Capital Management LP (CIK 0000949509): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Sitio Royalties Corp.
Address of issuer's principal executive offices: 1401 Lawrence Street, Suite 1750, Denver, Colorado (CO), 80202
Comment: This Amendment No. 3 ("Amendment No. 3") to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 13, 2023, as amendment by the Schedule 13D/A filed on June 23, 2023 ("Amendment No. 1") and the Schedule 13D/A filed on June 4, 2025 ("Amendment No. 2") and together with this Amendment No. 3 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

This Amendment No. 3 is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the "Reporting Persons"):

(i) Source Energy Permian II, LLC, a Delaware limited liability company ("Source");
(ii) Sierra Energy Royalties, LLC, a Delaware limited liability company ("Sierra");
(iii) Source Energy Partners, LLC, a Delaware limited liability company ("Source Energy");
(iv) OCM FIE, LLC, a Delaware limited liability company ("FIE");
(v) Oaktree Capital Management LP, a Delaware limited partnership ("OCM LP");
(vi) Oaktree Capital Holdings, LLC (f/k/a Atlas OCM Holdings, LLC); and
(vii) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (and together with each of the foregoing, the "Oaktree Reporting Persons").
Residence or business address: See line 6 on each cover page hereto.

## Item 4. Purpose of Transaction
Purpose of transaction: On August 19, 2025 (the "Closing Date"), the transactions contemplated by that certain Agreement and Plan of Merger, dated June 2, 2025, by and among Sitio Royalties Corp., Sitio Royalties Operating Partnership, LP, Viper Energy, Inc., Viper Energy Partners LLC, New Cobra Pubco, Inc., Cobra Merger Sub, Inc., and Scorpion Merger Sub, Inc. (the "Merger Agreement") were consummated. As a result of the transactions contemplated by the Merger Agreement, the Reporting Persons disposed of all of their Issuer equity securities in exchange for the applicable merger consideration pursuant to the Merger Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information set forth on lines 11 and 13 of each cover page hereto is incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The information set forth on lines 7-10 of each cover page hereto and in Item 5(a) hereof is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions related to the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On the Closing Date, the reporting persons disposed of all of their Issuer equity securities pursuant to the Merger Agreement and ceased to beneficially own 5% of the Class A Common Stock on such date. Accordingly, this Amendment No. 3 constitutes an exit filing for each of the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A Joint Filing Agreement, dated as of August 21, 2025.

## Signatures
- Source Energy Permian II, LLC: /s/ Luke Allen, Luke Allen/Chief Executive Officer (08/21/2025)
- Sierra Energy Royalties, LLC: /s/ Luke Allen, Luke Allen/Chief Executive Officer (08/21/2025)
- Source Energy Partners, LLC: /s/ Henry Orren, Henry Orren/Senior Vice President (08/21/2025)
- OCM FIE, LLC: /s/ Henry Orren, Henry Orren/Managing Director (08/21/2025)
- Oaktree Capital Management LP: /s/ Henry Orren, Henry Orren/Managing Director (08/21/2025)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren/Managing Director (08/21/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren/Managing Director (08/21/2025)